Law Offices of Craig V. Butler

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Irvine, California 92618
Telephone No. (949) 484-5667 · Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

February 22, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Craig Arakawa

Re:	Cerebain Biotech Corp.
Form 10-K for the Fiscal Year Ended June 30, 2015 Filed September 22, 2015 File No. 000-54381

Dear Mr. Arakawa:

We herein provide the following responses to your comment letter dated February 10, 2016, regarding the above-mentioned Annual Report on Form 10-K for the year ended June 30, 2015 for Cerebain Biotech Corp., a Nevada corporation (the "Company"). I have summarized your comments in bold followed by the Company's response. The Company will be filing an amended Form 10-K/A in conjunction with this comment response to address this comment (the "Amended Filing").

Form 10-K for the Fiscal Year Ended June 30, 2015

Report of Independent Registered Public Accounting Firm, page F-2

1.  The second paragraph of the report provided by your independent registered public accountant states that they conducted their audits "in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)." Please tell us why your auditor refers to only the "auditing standards" of the PCAOB in their report or amend your filing to provide a revised report which makes reference to the "standards" of the PCAOB. Please note that audits of issuers are required to be conducted in accordance with the "standards" of the PCAOB, which cover more than just the auditing standards.

The Company has made the requested revision in the Amended Filing and hereby confirms that it will use the revised language in future filings, as applicable.

Craig Arakawa

United States Securities and Exchange Commission

Division of Corporation Finance

February 20, 2016

Company's Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

February 22, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Craig Arakawa

Re:	Cerebain Biotech Corp.
Form 10-K for the Fiscal Year Ended June 30, 2015 Filed September 22, 2015 File No. 000-54381

Dear Mr. Arakawa:

Cerebain Biotech Corp., a Nevada corporation (the "Company"), hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on February 22, 2016:

Company's Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Eric Clemons

Eric Clemons

Chief Executive Officer

13727 Noel Road, Suite 200 Dallas, TX 75240